                                                                    Exhibit 99.1

                                      DELTA
                              ---------------------
                              GALIL INDUSTRIES LTD.

                                                                EARNINGS RELEASE
                                                                ----------------

            DELTA GALIL REPORTS FOURTH QUARTER AND YEAR 2005 RESULTS
            --------------------------------------------------------

o       Operating loss in the fourth quarter was $2.9 million.

o Net loss in the fourth quarter, was $7.6 million, or $0.41 diluted loss per share.

o       Positive operating cash flow in the fourth quarter was $11.2 million.

o The Company continues to implement its reorganization plan and closed its facilities in Canada and in Honduras.

TEL AVIV, ISRAEL - MARCH 14, 2005 - DELTA GALIL INDUSTRIES LTD. (NASDAQ: DELT), ("Delta") the global provider of private label ladies' intimate apparel, socks, men's underwear, baby-wear and leisurewear, today reported fourth quarter 2005 revenues of $170.2 million, an increase of 2% compared to the $167.2 million in revenues reported in the fourth quarter of 2004. Revenues, in the fourth quarter excluding Burlen, which was acquired in the fourth quarter of 2004, decreased by 10% compared to the same period in 2004.

Revenues in 2005 increased by 5% to $684.5 million, compared to $654.3 in 2004. Revenues, excluding Burlen, decreased by 11% compared to 2004.

Net loss for the fourth quarter of 2005 was $7.6 million or $0.41 diluted loss per share, compared to a net loss of $0.2 million or $0.01 diluted loss per share in the fourth quarter last year.

Net loss in 2005 was $36.3 million or $1.94 diluted loss per share, compared to net income of $12.7 million or $0.67 diluted earning per share in 2004. Net loss in 2005 includes reorganization expenses, impairment of fixed assets and goodwill and capital loss from realization of assets net of other income in the amount of $20.8 million ($1.11 diluted loss per share), or $21.8 million before tax.

Excluding reorganization expenses, impairment of fixed assets and goodwill and the capital loss from the realization of assets net of other income, as noted, net loss for 2005 would have been $15.5 million or $0.83 diluted loss per share.

Operating loss in the fourth quarter of 2005 was $2.9 million, compared to an operating income of $0.4 million in the fourth quarter of 2004.

                                      DELTA
                              ---------------------
                              GALIL INDUSTRIES LTD.


Excluding reorganization expenses, impairment of fixed assets and goodwill and capital loss from realization of assets, operating loss in 2005 reached $6.1 million, compared to an operating profit of $22.6 million in 2004.

The primary reason for the deterioration in the operating results in the fourth quarter and in 2005 compared to the same periods in 2004 is the erosion in selling prices to the Company's customers, particularly to Marks & Spencer in the UK and in the European market. Operating cash flow in the fourth quarter of 2005 was positive $11.2 million compared to $34.3 million in the fourth quarter of 2004.

In 2005, operating cash flow was positive $11.6 million compared to $23.0 million in 2004.

"2005 was a difficult year for Delta Galil and its investors," stated Dov Lautman, Chairman and CEO. "The changes in the business environment were greater than we expected, as evidenced by the results issued today. We completed the closure of our production facilities in Honduras and in Canada, as outlined in the reorganization plan that the Company announced in the third quarter of 2005. We believe that the plan will be completed during the third quarter of 2006. In parallel with the execution of this reorganization plan, we are nearing the conclusion of a survey of our organizational structure in order to better harmonize it with the current business environment. We believe that the successful execution of our reorganization plan will return Delta Galil to profitability."

Mr. Lautman concluded, "Delta is a Company that offers its customers innovations in fashion and technology. This creativity, together with years of industry experience and the reputation we have developed over the years among the leading customers in the world, have enabled us to prudently address the difficult business environment of the past year and develop a a solid restructuring plan that management believes puts Delta Galil back on the path to profitability."

The Board of Directors appointed Mr. Arnon Tiberg, the former CEO of the Company, to the Board of directors until the next annual shareholders meeting.

                                      DELTA
                              ---------------------
                              GALIL INDUSTRIES LTD.


                    REVENUES BY GEOGRAPHIC AREA ($ MILLIONS)


                                          FOURTH QUARTER                                      YEAR ENDED DECEMBER 31
                      ----------------------------------------------------     ----------------------------------------------------
                                % OF TOTAL            % OF TOTAL       %                 % OF TOTAL            % OF TOTAL       %
                       2005      REVENUES     2004     REVENUES      CHG.       2005      REVENUES     2004     REVENUES      CHG.
                       ----      --------     ----     --------      ----       ----      --------     ----     --------      ----
NORTH AMERICA(1)       95.5        56.1       83.7       50.0        14.1      401.1        58.6      334.8       51.2        19.8
EUROPE                 60.3        35.4       67.3       40.3       (10.4)     230.3        33.6      267.6       40.9       (13.9)
ISRAEL                 14.4         8.5       16.2        9.7       (11.1)      53.1         7.8       51.9        7.9         2.3
                       ----                   ----                              ----                   ----
TOTAL                 170.2       100.0      167.2      100.0         1.8      684.5       100.0      654.3      100.0         4.6
                      =====                  =====                             =====                  =====

(1) North America's revenues, excluding Burlen revenues, decreased in the fourth quarter and in the year 2005 by 9% and 11% respectively compared to the same periods last year.

            REVENUES AND OPERATING RESULTS BY DIVISIONS ($ MILLIONS)
                                 FOURTH QUARTER
                                 --------------

                                        -------------------------------------------------------------------------
                                                                             OPERATING          REORGANIZATION
                                                  REVENUES      %          PROFIT (LOSS)           EXPENSES
                                          2005      2004      CHG.       2005        2004       2005      2004
                                          ----      ----      ----       ----        ----       ----      ----
DELTA USA(1)                              59.4      45.9      29.4        1.1       (1.6)
U.S. UPPER MARKET                         22.4      23.4      (4.3)      (1.9)      (1.4)
EUROPE                                    42.0      46.9     (10.4)      (3.7)      (0.5)                  1.1
SOCKS-US & EUROPE                         37.8      40.7      (7.1)       1.8        3.2
DELTA MARKETING ISRAEL                    13.2      14.8     (10.8)       1.3        2.0
CHINA                                      0.6       -,-                 (0.8)       -,-
ADJUSTMENTS                               (5.4)     (4.5)                (0.7)      (0.2)
                                         -----     -----                 -----      -----      -----     -----
TOTAL                                    170.2     167.2       1.8       (2.9)       1.5         -,-       1.1
                                         =====     =====                 -----      -----      =====     =====
REORGANIZATION EXPENSES                                                             (1.1)
                                                                         -----      -----
TOTAL CONSOLIDATED OPERATING PROFIT (LOSS)                                (2.9)       0.4
                                                                         =====      =====

                                      DELTA
                              ---------------------
                              GALIL INDUSTRIES LTD.


            REVENUES AND OPERATING RESULTS BY DIVISIONS ($ MILLIONS)
                             YEAR ENDED DECEMBER 31
                             ----------------------

                                    ------------------------------------------------------------------------------------------------

                                                                                                            IMPAIRMENT    IMPAIRMENT
                                                                         OPERATING       REORGANIZATION      OF FIXED        OF
                                         REVENUES                      PROFIT (LOSS)        EXPENSES          ASSETS       GOODWILL
                                         --------                      -------------        --------          ------       --------
                                                             %
                                      2005      2004        CHG.      2005       2004    2005      2004        2005          2005
                                      ----      ----        ----      ----       ----    ----      ----        ----          ----
DELTA USA(1)                         267.9     186.3        43.8       8.3        5.9     1.1                      1.5
U.S. UPPER MARKET                     97.5     111.9       (12.9)    (12.2)      (0.6)    1.8                      5.9        2.1
EUROPE                               163.5     193.8       (15.6)     (6.8)       6.0     2.1       1.1
SOCKS-US & EUROPE                    130.9     144.2        (9.2)      2.5        9.1     4.1                                 3.4
DELTA MARKETING ISRAEL                49.0      46.5         5.4       5.0        4.8
CHINA                                  0.7                            (2.3)
ADJUSTMENTS                         (25.0)    (28.4)                  (0.6)      (1.7)
                                    ------    ------                 -----      -----   -----     -----        -----        -----
TOTAL                                684.5     654.3         4.6       6.2       23.5     9.1       1.1          7.4          5.5
                                     =====     =====         ===       ---       ----   =====     =====        =====        =====
IMPAIRMENT OF FIXED ASSETS                                             7.4
REORGANIZATION EXPENSES                                                9.1        1.1
IMPAIRMENT OF GOODWILL                                                 5.5
                                                                       ---       ----
TOTAL CONSOLIDATED OPERATING
PROFIT (LOSS)                                                        (28.2)      22.4
                                                                    ======       ====

(1) Including $22.8 and $107.4 million of Burlen revenues in the fourth quarter and in the year ended December 31, 2005, respectively. Excluding Burlen, revenues decreased by 13% and 12% respectively, compared to the same periods last year.

DELTA GALIL IS A LEADING GLOBAL MANUFACTURER OF QUALITY APPAREL SOLD UNDER BRANDS SUCH AS CALVIN KLEIN, HUGO BOSS, NIKE, RALPH LAUREN. RECOGNIZED FOR PRODUCT INNOVATION AND DEVELOPMENT, DELTA'S PRODUCTS ARE SOLD WORLDWIDE THROUGH RETAILERS INCLUDING WAL-MART, MARKS & SPENCER, TARGET, VICTORIA'S SECRET, JC PENNEY, HEMA, AND OTHERS. HEADQUARTERED IN ISRAEL, DELTA OPERATES MANUFACTURING FACILITIES IN ISRAEL, JORDAN, EGYPT, TURKEY, EASTERN EUROPE ,NORTH AND CENTRAL AMERICA ,THE CARIBBEAN AND THE FAR EAST. FOR MORE INFORMATION, PLEASE VISIT OUR
WEBSITE: WWW.DELTAGALIL.COM
(THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF THE MANAGEMENT OF DELTA GALIL INDUSTRIES LTD. (THE "COMPANY") ONLY, AND ARE SUBJECT TO A NUMBER OF RISK FACTORS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO OUR DEPENDENCE ON A FEW SIGNIFICANT CUSTOMERS; OUR ANTICIPATED GROWTH STRATEGIES; OUR INTENTION TO INTRODUCE NEW PRODUCTS; ANTICIPATED TRENDS IN OUR BUSINESS; FUTURE EXPENDITURES FOR CAPITAL PROJECTS; AND OUR ABILITY TO CONTINUE TO CONTROL COSTS AND MAINTAIN QUALITY, WHICH COULD

                                      DELTA
                              ---------------------
                              GALIL INDUSTRIES LTD.


CAUSE THE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE DESCRIBED THEREIN. FOR A MORE DETAILED DESCRIPTION OF THE RISK FACTORS AND UNCERTAINTIES AFFECTING THE COMPANY, REFER TO THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.)



CONTACTS:
YOSSI HAJAJ             DELTA GALIL INDUSTRIES LTD.     TEL: +972-3-519-3744

U.S. INVESTORS
--------------
KATHY PRICE             THE GLOBAL CONSULTING GROUP     TEL: +1-646-284-9430


                                                           DELTA
                                                   ---------------------
                                                   GALIL INDUSTRIES LTD.


                                         CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                         ------------------------------------------


                                                                        YEAR ENDED                 THREE MONTHS ENDED
                                                                        DECEMBER 31                    DECEMBER 31
                                                                ---------------------------    ---------------------------
                                                                    2005           2004            2005           2004
                                                                ------------   ------------    ------------   ------------
                                                                         In US $ thousand (except per share data)
                                                                ----------------------------------------------------------
REVENUES                                                            684,481        654,269         170,187        167,202
COST OF REVENUES                                                    582,799        533,036         146,247        140,568
                                                                ------------   ------------    ------------   ------------
GROSS PROFIT                                                        101,682        121,233          23,940         26,634
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES:
SELLING AND MARKETING EXPENSES                                       86,682         81,204          21,180         21,097
GENERAL AND ADMINISTRATIVE EXPENSES                                  20,326         17,442           5,473          4,754
CAPITAL LOSS (GAIN) FROM REALIZATION OF ASSETS                           77          (922)             34           (754)
IMPAIRMENT OF FIXED ASSET                                             7,415
REORGANIZATION EXPENSES                                               9,102          1,100                          1,100
GOODWILL IMPAIRMENT                                                   5,505
AMORTIZATION OF INTANGIBLE ASSET                                        779                            186
                                                                ------------   ------------    ------------   ------------
OPERATING INCOME (LOSS)                                             (28,204)        22,409          (2,933)           437
FINANCIAL EXPENSES - NET                                             10,218          6,231           3,059          1,277
OTHER INCOME - NET                                                      300            958
                                                                ------------   ------------    ------------   ------------
INCOME (LOSS) BEFORE TAXES ON INCOME                                (38,122)        17,136          (5,992)          (840)
TAXES ON INCOME                                                      (2,302)         2,846           1,050           (961)
                                                                ------------   ------------    ------------   ------------
INCOME (LOSS) AFTER TAXES ON INCOME                                 (35,820)        14,290          (7,042)           121
SHARE IN LOSS OF AN ASSOCIATED COMPANY                                  (27)          (237)            (21)          (137)
MINORITY INTEREST OF SUBSIDIARIES - NET                                (500)        (1,368)           (541)          (169)
                                                                ------------   ------------    ------------   ------------
NET INCOME (LOSS) FOR THE PERIOD                                    (36,347)        12,685          (7,604)          (185)
                                                                ============   ============    ============   ============
EARNINGS (LOSS) PER SHARE - BASIC                                     (1.94)          0.69           (0.41)         (0.01)
EARNINGS (LOSS) PER SHARE - DILUTED                                   (1.94)          0.67           (0.41)         (0.01)
WEIGHTED AVERAGE NUMBER OF SHARES - IN THOUSANDS:
BASIC                                                                18,695         18,478          18,695         18,535
DILUTED                                                              18,695         18,834          18,695         18,718


                                             DELTA
                                     ---------------------
                                     GALIL INDUSTRIES LTD.


                              CONDENSED CONSOLIDATED BALANCE SHEET
                              ------------------------------------


                                                                            DECEMBER 31
                                                                    --------------------------
                                                                        2005          2004
                                                                    ------------  ------------
                                                                        In US $ thousands
                                                                    --------------------------
         ASSETS:
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS                                                14,595        22,150
ACCOUNTS RECEIVABLE:
TRADE                                                                   104,424       105,129
OTHER                                                                    13,244        10,627
INVENTORIES                                                             147,142       183,767
PROPERTY, PLAN AND EQUIPMENT FOR SALE                                     7,420
DEFERRED INCOME TAXES                                                     4,726         3,675
                                                                    ------------  ------------
           TOTAL CURRENT ASSETS                                         291,551       325,348
                                                                    ------------  ------------

INVESTMENTS AND LONG-TERM RECEIVABLES                                     7,436         7,533
                                                                    ------------  ------------
PROPERTY, PLANT AND EQUIPMENT                                           109,131       128,341
                                                                    ------------  ------------
OTHER ASSETS AND DEFERRED CHARGES                                        53,956        58,497
                                                                    ------------  ------------
INTANGIBLE ASSET                                                         14,499        14,778
                                                                    ------------  ------------
           TOTAL ASSETS                                                 476,573       534,497
                                                                    ============  ============

         LIABILITIES AND SHAREHOLDERS EQUITY:
CURRENT LIABILITIES:
SHORT-TERM BANK CREDIT                                                  110,183        83,545
TRADE                                                                    61,255        80,338
OTHER                                                                    39,164        34,083
                                                                    ------------  ------------
         TOTAL CURRENT LIABILITIES                                      210,602       197,966
                                                                    ------------  ------------


LONG-TERM LIABILITIES:
BANK LOANS AND OTHER LIABILITIES                                         69,677        99,437
LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT                             7,850         7,408
DEFERRED INCOME TAXES                                                     1,267         4,894
                                                                    ------------  ------------
          TOTAL LONG-TERM LIABILITIES                                    78,794       111,739
                                                                    ------------  ------------

          TOTAL LIABILITIES                                             289,396       309,705
MINORITY INTEREST                                                         2,863         3,711
SHAREHOLDERS' EQUITY                                                    184,314       221,081
                                                                    ------------  ------------
          TOTAL LIABILITIES AND SHAREHOLDERS EQUITY                     476,573       534,497
                                                                    ============  ============


                                                           DELTA
                                                   ---------------------
                                                   GALIL INDUSTRIES LTD.


                                       CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
                                       ---------------------------------------------


                                                                        YEAR ENDED                 THREE MONTHS ENDED
                                                                        DECEMBER 31                    DECEMBER 31
                                                                ---------------------------    ---------------------------
                                                                               (RESTATED)                      (RESTATED)
                                                                    2005           2004*            2005          2004*
                                                                ------------   ------------    ------------   ------------
                                                                                   In US $ thousandS
                                                                ----------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES*:

NET INCOME (LOSS) FOR THE PERIOD                                    (36,347)        12,685          (7,604)          (185)
ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM
OPERATING ACTIVITIES                                                 47,951         10,286          18,797         34,493
                                                                ------------   ------------    ------------   ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                            11,604         22,971          11,193         34,308
                                                                ------------   ------------    ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES*:

PURCHASE OF FIXED ASSETS, NET OF INVESTMENT GRANTS                  (13,034)       (12,410)         (2,716)        (2,072)
ADDITIONAL PAYMENT FOR THE ACQUISITION OF SUBSIDIARIES               (2,274)       (62,739)         (1,134)       (56,039)
PROCEEDS FROM REALIZATION OF FIXED ASSETS                             1,071          4,318             771          3,538
PROCEEDS FROM REALIZATION OF INVESTMENT IN ASSOCIATED COMPANY           300          2,640
OTHER                                                                  (510)          (698)           (150)          (297)
                                                                ------------   ------------    ------------   ------------
NET CASH USED IN INVESTING ACTIVITIES                               (14,447)       (68,889)         (3,229)       (54,870)
                                                                ------------   ------------    ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:

LONG-TERM BANK LOANS, NET                                           (28,079)       108,570          (7,746)        83,906
DIVIDEND TO SHAREHOLDERS                                                            (8,312)                        (2,216)
SHORT-TERM BANK CREDIT - NET                                         24,957        (48,890)          5,804        (43,795)
OTHER                                                                (1,522)        (1,129)           (163)          (383)
                                                                ------------   ------------    ------------   ------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                  (4,644)        50,239          (2,105)        37,512
                                                                ------------   ------------    ------------   ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     (7,487)         4,321           5,859         16,950
TRANSLATION IN DIFFERENCES IN CASH AND CASH EQUIVALENTS                 (68)           130                            130
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD          22,150         17,699           8,736          5,070
                                                                ------------   ------------    ------------   ------------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD                14,595         22,150          14,595         22,150
                                                                ============   ============    ============   ============

* Payments of $4.8 millions and $1.8 millions, made in year 2004 and in 2004 fourth quarter respectively, relating to reorganization expenses recorded as part of the aquisition of Auburn Hoisery Mills, and were classified in the 2004 financial statements as cash flows used in investing activities have been restated and are included as cash flows used in operating activities.

Restated financial statements for 2004 will be filed shortly.


                                                           DELTA
                                                   ---------------------
                                                   GALIL INDUSTRIES LTD.


                                       CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
                                       ---------------------------------------------


                                                                        YEAR ENDED                 THREE MONTHS ENDED
                                                                        DECEMBER 31                    DECEMBER 31
                                                                ---------------------------    ---------------------------
                                                                    2005           2004            2005           2004
                                                                ------------   ------------    ------------   ------------
                                                                                    In US $ thousandS
                                                                ----------------------------------------------------------
ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM
OPERATING ACTIVITIES:

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
DEPRECIATION AND AMORTIZATION                                        15,811         15,185           3,969          3,785
REORGANIZATION EXPENSES AND IMPAIRMENT OF ASSETS                     18,582                         (2,157)
DEFERRED INCOME TAXES - NET                                          (4,937)          (279)          1,991             57
CAPITAL GAIN FROM REALIZATION OF INVESTMENT IN ASSOCIATED
COMPANY                                                                (300)          (958)
CAPITAL GAIN FROM SALES OF FIXED ASSETS                                  77           (922)             34           (754)
OTHER                                                                   698          3,336             758          1,737
                                                                ------------   ------------    ------------   ------------
                                                                     29,931         16,362           4,595          4,825
                                                                ------------   ------------    ------------   ------------

CHANGES IN OPERATING ASSETS AND LIABILITIES ITEMS:

INCREASE (DECREASE) IN ACCOUNTS RECEIVABLE                           (1,770)         1,798            (127)        22,770
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUALS                (16,679)        12,204          11,034          5,087
DECREASE (INCREASE) IN INVENTORIES                                   36,469        (20,078)          3,295          1,811
                                                                ------------   ------------    ------------   ------------
                                                                     18,020         (6,076)         14,202         29,668
                                                                ------------   ------------    ------------   ------------
                                                                     47,951         10,286          18,797         34,493
                                                                ============   ============    ============   ============


                                                           DELTA
                                                   ---------------------
                                                   GALIL INDUSTRIES LTD.


                             RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL RESULTS IN THOUSANDS
                             ------------------------------------------------------------------
                                      U.S. DOLLARS EXCEPT EARNINGS PER SHARE DATA ATA
                                      -----------------------------------------------


                                                                        YEAR ENDED                 THREE MONTHS ENDED
                                                                        DECEMBER 31                    DECEMBER 31
                                                                ---------------------------    ---------------------------
                                                                    2005           2004            2005           2004
                                                                ------------   ------------    ------------   ------------
                                                                         In US $ thousand (except per share data)
                                                                ----------------------------------------------------------

OPERATING INCOME (LOSS)-AS REPORTED                                 (28,204)        22,409          (2,933)           437
NON-GAAP MEASURES:
CAPITAL LOSS (GAIN) FROM REALIZATION OF ASSETS                           77           (922)             34           (754)
IMPAIRMENT OF FIXED ASSETS                                            7,415
REORGANIZATION EXPENSES                                               9,102          1,100                          1,100
GOODWILL IMPAIRMENT                                                   5,505
                                                                ------------   ------------    ------------   ------------
OPERATING INCOME (LOSS) FOR THE PERIOD BEFORE NON-GAAP MEASURES      (6,105)        22,587          (2,899)           783
                                                                ============   ============    ============   ============
NET INCOME (LOSS) FOR THE PERIOD-AS REPORTED                        (36,347)        12,685          (7,604)          (185)
NON-GAAP MEASURES:
CAPITAL LOSS (GAIN) FROM REALIZATION OF ASSETS                           77           (922)             34           (754)
IMPAIRMENT OF FIXED ASSETS                                            7,415
REORGANIZATION EXPENSES                                               9,102          1,100                          1,100
GOODWILL IMPAIRMENT                                                   5,505
OTHER INCOME                                                           (300)          (958)
TAXES ON INCOME (TAX BENEFIT)                                          (987)           218
                                                                ------------   ------------    ------------   ------------
NET INCOME (LOSS) FOR THE PERIOD BEFORE NON-GAAP MEASURES           (15,535)        12,123          (7,570)           161
                                                                ------------   ------------    ------------   ------------
EARNINGS (LOSS) PER SHARE-DILUTED ($) BEFORE NON-GAAP MEASURES        (0.83)          0.64           (0.41)          0.01
                                                                ============   ============    ============   ============